FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Year Ended March 31, 2015 (U.S. GAAP)

Date:	April 30, 2015
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Executive Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2014		2015
	(Millions of yen, except per share data)
		% Change from March 31, 2013		% Change from March 31, 2014
Total revenue	1,831,844	(11.9%)	1,930,588	5.4%
Net revenue	1,557,070	(14.1%)	1,604,176	3.0%
Income before income taxes	361,614	52.1%	346,759	(4.1%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	213,591	99.2%	224,785	5.2%
Comprehensive income	296,497	49.5%	358,833	21.0%
Basic-Net income attributable to NHI shareholders per share (Yen)	57.57		61.66
Diluted-Net income attributable to NHI shareholders per share (Yen)	55.81		60.03
Return on shareholders’ equity	8.9%		8.6%
Income before income taxes to total assets	0.9%		0.8%
Income before income taxes divided by total revenue	19.7%		18.0%
Equity in earnings of affiliates	37,806		43,029

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2014	2015
	(Millions of yen, except per share data)
Total assets	43,520,314	41,783,236
Total equity	2,553,213	2,744,946
Total NHI shareholders’ equity	2,513,680	2,707,774
Total NHI shareholders’ equity as a percentage of total assets	5.8%	6.5%
Total NHI shareholders’ equity per share (Yen)	676.15	752.40

(3) Cash Flows

	For the year ended March 31
	2014	2015
	(Millions of yen)
Net cash provided by (used in) operating activities	457,426	(77,028)
Net cash provided by (used in) investing activities	(103,195)	12,337
Net cash provided by (used in) financing activities	289,385	(178,206)
Cash and cash equivalents at end of the year	1,489,792	1,315,408

2. Cash Dividends

	For the year ended March 31
	2014	2015
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	8.00	6.00
At December 31	—	—
At March 31	9.00	13.00
For the year	17.00	19.00
Total annual dividends (Millions of yen)	63,131	68,648
Consolidated payout ratio	29.5%	30.8%
Consolidated dividends as a percentage of shareholders’ equity per share	2.6%	2.7%

3. Earnings Forecasts for the year ending March 31, 2016

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2014	2015
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	104,932,139	223,697,388

	For the year ended March 31
	2014	2015
Average number of shares outstanding	3,709,830,989	3,645,514,878

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2014		2015
	(Millions of yen, except per share data)
		% Change from March 31, 2013		% Change from March 31, 2014
Operating revenue	399,318	43.4%	461,912	15.7%
Operating income	185,149	142.9%	234,838	26.8%
Ordinary income	185,224	174.1%	235,519	27.2%
Net income	107,858	155.5%	294,816	173.3%

Net profit per share (Yen)	29.06		80.85
Fully diluted net profit per share (Yen)	28.18		78.72

(2) Financial Position

	At March 31
	2014	2015
	(Millions of yen, except per share data)
Total assets	6,190,114	6,641,723
Total net assets	1,918,276	2,095,108
Total net assets as a percentage of total assets	30.3%	30.9%

Total net assets per share (Yen)	504.02	569.56
Shareholders’ equity	1,874,330	2,050,435

*Audit procedure

The audit of the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2015.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.5

2. Corporate Goals and Principles	P.5

(1) Fundamental Management Policy	P.5
(2) Structure of Business Operations	P.5
(3) Management Challenges and Strategies	P.5

3. Considerations in the selection of accounting standards	P.7

4. Consolidated Financial Statements	P.8

(1) Consolidated Balance Sheets	P.9
(2) Consolidated Statements of Income	P.11
(3) Consolidated Statements of Comprehensive Income	P.12
(4) Consolidated Statements of Changes in Equity	P.13
(5) Consolidated Statements of Cash Flows	P.14
(6) Note with respect to the Assumption as a Going Concern	P.15
(7) Changes in Accounting Policy	P.15
(8) Notes to the Consolidated Financial Statements	P.16
(9) Other Financial Information	P.18

5. Unconsolidated Financial Statements [Japanese GAAP]	P.20

(1) Unconsolidated Balance Sheets	P.20
(2) Unconsolidated Statements of Income	P.20
(3) Note with respect to the Assumption as a Going Concern	P.20

6. Other Information	P.20

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Operating Results

Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	1,557.1	1,604.2	3.0
Non-interest expenses	1,195.5	1,257.4	5.2

Income (loss) before income taxes	361.6	346.8	(4.1)
Income tax expense	145.2	120.8	(16.8)

Net income (loss)	216.4	226.0	4.4

Less: Net income (loss) attributable to noncontrolling interests	2.9	1.2	(58.2)

Net income (loss) attributable to NHI shareholders	213.6	224.8	5.2

Return on shareholders’ equity*	8.9%	8.6%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,604.2 billion yen for the fiscal year ended March 31, 2015, an increase of 3.0% from the previous year. Non-interest expenses increased by 5.2% from the previous year to 1,257.4 billion yen. Income before income taxes was 346.8 billion yen and Net income attributable to NHI shareholders was 224.8 billion yen for the fiscal year ended March 31, 2015.

Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	1,546.3	1,579.5	2.1
Non-interest expenses	1,195.5	1,257.4	5.2

Income (loss) before income taxes	350.9	322.1	(8.2)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2015 was 1,579.5 billion yen, an increase of 2.1% from the previous year. Non-interest expenses increased by 5.2% from the previous year to 1,257.4 billion yen. Income before income taxes was 322.1 billion yen for the fiscal year ended March 31, 2015. Please refer to page 16 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	511.9	476.5	(6.9)
Non-interest expenses	319.9	314.7	(1.6)

Income (loss) before income taxes	192.0	161.8	(15.7)

Net revenue decreased by 6.9% from the previous year to 476.5 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 1.6% to 314.7 billion yen. As a result, income before income taxes decreased by 15.7% to 161.8 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	80.5	92.4	14.8
Non-interest expenses	53.4	60.3	12.9

Income (loss) before income taxes	27.1	32.1	18.4

Net revenue increased by 14.8% from the previous year to 92.4 billion yen. Non-interest expense increased by 12.9% to 60.3 billion yen. As a result, income before income taxes increased by 18.4% to 32.1 billion yen. Assets under management were 39.3 trillion yen as of March 31, 2015.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	765.1	789.9	3.2
Non-interest expenses	653.3	707.7	8.3

Income (loss) before income taxes	111.8	82.2	(26.5)

Net revenue increased by 3.2% from the previous year to 789.9 billion yen. Non-interest expense increased by 8.3% to 707.7 billion yen. As a result, income before income taxes decreased by 26.5% to 82.2 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net revenue	188.8	220.8	16.9
Non-interest expenses	168.9	174.8	3.5

Income (loss) before income taxes	20.0	46.0	130.0

Net revenue was 220.8 billion yen and income before income taxes was 46.0 billion yen.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2015, were 41.8 trillion yen, a decrease of 1.7 trillion yen compared to March 31, 2014, mainly due to the decrease in Trading assets. Total liabilities as of March 31, 2015 were 39.0 trillion yen, a decrease of 1.9 trillion yen compared to March 31, 2014, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of March 31, 2015 was 2.7 trillion yen, an increase of 191.7 billion yen compared to March 31, 2014.

Cash and cash equivalents as of March 31, 2015, decreased by 174.4 billion yen compared to March 31, 2014. Cash flows from operating activities for the year ended March 31, 2015 were outflows of 77.0 billion yen due mainly to the decrease in Trading liabilities. Cash flows from investing activities for the year ended March 31, 2015 were inflows of 12.3 billion yen due mainly to the decrease in Non-trading debt securities. Cash flows from financing activities for the year ended March 31, 2015 were outflows of 178.2 billion yen due primarily to the decrease in Borrowings.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions, which are linked globally, rather than individual legal entities, under unified strategy. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing the professional skills of each of these business divisions, while strengthening linkages among these business divisions and fully demonstrating Nomura Group’s comprehensive capabilities.

(3)	Management Challenges and Strategies

In order to achieve our management objective, we are placing top priority on ensuring that profits are recorded by all divisions in all regions. We are committed to improving our corporate value further through the enhancement of Retail Division by means of business model transformation as well as through increased profitability of our overseas operations based upon further collaboration between Global Markets and Investment Banking.

As Asia’s global investment bank, we will continue to take appropriate measures toward phased introduction of Basel regulations (global standards on capital requirements and liquidity) as well as forthcoming changes in the operating environment. With regulations related to the market, such as derivatives transactions, slated to come into effect primarily in the U.S. and Europe, we will ensure an appropriate response by staying attentive to the impact of the overall regulatory framework on the financial market and the competitive landscape.

Challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, with our enhanced consulting-based business, we are aiming to increase client satisfaction by listening to clients plans, understanding and meeting their diversified demands and needs. We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

[Asset Management Division]

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

Our Wholesale Division comprises Global Markets which offers sales and trading of global securities and structuring, and Investment Banking which offers capital raising and advisory services.

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging Nomura Group’s capabilities in trading, research, structuring, and global distribution. Through our integrated Fixed Income and Equities platform, we aim to provide competitive and comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services both in domestic and overseas markets as well as to provide solution business services associated with the said M&A and financing, while the globalization of the business activities of our clients develops.

In order to provide quality services to meet the needs of our client, the importance of cooperation across business areas and regions is rapidly increasing. Positioning the Asia Pacific region as our strategic base, we plan to execute a number of business initiatives to broaden our footprint in anticipation of medium to long term global economic growth.

We will further enhance initiatives aimed at cross-divisional and cross-regional cooperation. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, Americas and the rest of the world.

In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

[Risk Management and Compliance, etc.]

Towards the goals of ensuring financial health and increasing corporate value, our risk management system requires further enhancement as we expand business on a global scale. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate. In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of the financial and capital markets.

The improvement measures announced in June 29, 2012, regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings, have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, with each and every one of our executive officers and employees having ethics as a professional engaged in the capital market, while keeping the memory of the incident from fading.

3.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

4.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2014) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2014) for the year ended March 31, 2014.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2014	March 31, 2015	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,489,792	1,315,408	(174,384)
Time deposits	363,682	328,151	(35,531)
Deposits with stock exchanges and other segregated cash	335,836	453,037	117,201

Total cash and cash deposits	2,189,310	2,096,596	(92,714)

Loans and receivables:
Loans receivable	1,327,875	1,461,075	133,200
Receivables from customers	64,070	187,026	122,956
Receivables from other than customers	1,181,742	1,303,576	121,834
Allowance for doubtful accounts	(3,009)	(3,253)	(244)

Total loans and receivables	2,570,678	2,948,424	377,746

Collateralized agreements:
Securities purchased under agreements to resell	9,617,675	8,481,474	(1,136,201)
Securities borrowed	7,729,326	8,238,046	508,720

Total collateralized agreements	17,347,001	16,719,520	(627,481)

Trading assets and private equity investments:
Trading assets*	18,672,318	17,260,121	(1,412,197)
Private equity investments	41,996	48,727	6,731

Total trading assets and private equity investments	18,714,314	17,308,848	(1,405,466)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million as of March 31, 2014 and ¥383,992 million as of March 31, 2015)	408,917	401,069	(7,848)
Non-trading debt securities*	1,023,746	948,180	(75,566)
Investments in equity securities*	136,740	159,755	23,015
Investments in and advances to affiliated companies*	345,434	378,278	32,844
Other	784,174	822,566	38,392

Total other assets	2,699,011	2,709,848	10,837

Total assets	43,520,314	41,783,236	(1,737,078)

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2014	March 31, 2015	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	602,131	662,256	60,125
Payables and deposits:
Payables to customers	492,516	723,839	231,323
Payables to other than customers	1,230,176	1,454,361	224,185
Deposits received at banks	1,114,181	1,220,400	106,219

Total payables and deposits	2,836,873	3,398,600	561,727

Collateralized financing:
Securities sold under agreements to repurchase	13,937,690	12,217,144	(1,720,546)
Securities loaned	2,359,809	2,494,036	134,227
Other secured borrowings	814,500	668,623	(145,877)

Total collateralized financing	17,111,999	15,379,803	(1,732,196)

Trading liabilities	11,047,285	10,044,236	(1,003,049)
Other liabilities	1,141,750	1,217,099	75,349
Long-term borrowings	8,227,063	8,336,296	109,233

Total liabilities	40,967,101	39,038,290	(1,928,811)

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares as of March 31, 2014 and 3,822,562,601 shares as of March 31, 2015
Outstanding - 3,717,630,462 shares as of March 31, 2014 and 3,598,865,213 shares as of March 31, 2015	594,493	594,493	—
Additional paid-in capital	683,638	683,407	(231)
Retained earnings	1,287,003	1,437,940	150,937
Accumulated other comprehensive income	20,636	143,739	123,103

Total NHI shareholders’ equity before treasury stock	2,585,770	2,859,579	273,809
Common stock held in treasury, at cost -
104,932,139 shares as of March 31, 2014 and
223,697,388 shares as of March 31, 2015	(72,090)	(151,805)	(79,715)

Total NHI shareholders’ equity	2,513,680	2,707,774	194,094

Noncontrolling interests	39,533	37,172	(2,361)

Total equity	2,553,213	2,744,946	191,733

Total liabilities and equity	43,520,314	41,783,236	(1,737,078)

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Revenue:
Commissions	473,121	453,401	(4.2)
Fees from investment banking	91,301	95,083	4.1
Asset management and portfolio service fees	168,683	203,387	20.6
Net gain on trading	476,356	531,337	11.5
Gain on private equity investments	11,392	5,502	(51.7)
Interest and dividends	416,350	436,766	4.9
Gain on investments in equity securities	15,156	29,410	94.0
Other	179,485	175,702	(2.1)

Total revenue	1,831,844	1,930,588	5.4
Interest expense	274,774	326,412	18.8

Net revenue	1,557,070	1,604,176	3.0

Non-interest expenses:
Compensation and benefits	570,058	596,593	4.7
Commissions and floor brokerage	111,849	129,977	16.2
Information processing and communications	192,168	192,300	0.1
Occupancy and related depreciation	80,142	76,112	(5.0)
Business development expenses	38,485	35,230	(8.5)
Other	202,754	227,205	12.1

Total non-interest expenses	1,195,456	1,257,417	5.2

Income before income taxes	361,614	346,759	(4.1)
Income tax expense	145,165	120,780	(16.8)

Net income	216,449	225,979	4.4

Less: Net income attributable to noncontrolling interests	2,858	1,194	(58.2)

Net income attributable to NHI shareholders	213,591	224,785	5.2

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	57.57	61.66	7.1

Diluted-
Net income attributable to NHI shareholders per share	55.81	60.03	7.6

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net income	216,449	225,979	4.4
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	68,090	110,487	62.3
Defined benefit pension plans:
Pension liability adjustment	15,093	5,259	(65.2)
Deferred income taxes	(5,384)	(1,854)	—

Total	9,709	3,405	(64.9)

Non-trading securities:
Net unrealized gain on non-trading securities	3,358	27,643	723.2
Deferred income taxes	(1,109)	(8,681)	—

Total	2,249	18,962	743.1

Total other comprehensive income	80,048	132,854	66.0

Comprehensive income	296,497	358,833	21.0
Less: Comprehensive income attributable to noncontrolling interests	4,875	10,945	124.5

Comprehensive income attributable to NHI shareholders	291,622	347,888	19.3

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2014	March 31, 2015
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	691,264	683,638
Gain (loss) on sales of treasury stock	(7,647)	(2,417)
Issuance and exercise of common stock options	(210)	2,186
Purchase / sale of subsidiary shares, net	231	—

Balance at end of year	683,638	683,407

Retained earnings
Balance at beginning of year	1,136,523	1,287,003
Net income attributable to NHI shareholders	213,591	224,785
Cash dividends	(63,111)	(68,627)
Gain (loss) on sales of treasury stock	—	(5,221)

Balance at end of year	1,287,003	1,437,940

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(38,875)	27,704
Net change during the year	66,579	105,667

Balance at end of year	27,704	133,371

Defined benefit pension plans
Balance at beginning of year	(28,518)	(18,809)
Pension liability adjustment	9,709	3,405

Balance at end of year	(18,809)	(15,404)

Non-trading securities
Balance at beginning of year	9,998	11,741
Net unrealized gain on non-trading securities	1,743	14,031

Balance at end of year	11,741	25,772

Balance at end of year	20,636	143,739

Common stock held in treasury
Balance at beginning of year	(70,514)	(72,090)
Repurchases of common stock	(32,511)	(104,047)
Sale of common stock	9	3
Common stock issued to employees	30,127	24,226
Other net change in treasury stock	799	103

Balance at end of year	(72,090)	(151,805)

Total NHI shareholders’ equity

Balance at end of year	2,513,680	2,707,774

Noncontrolling interests
Balance at beginning of year	24,612	39,533
Net change during the year	14,921	(2,361)

Balance at end of year	39,533	37,172

Total equity

Balance at end of year	2,553,213	2,744,946

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Net income	216,449	225,979
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,468	78,882
Gain on investments in equity securities	(15,156)	(29,410)
Changes in operating assets and liabilities:
Time deposits	274,593	38,341
Deposits with stock exchanges and other segregated cash	(42,403)	(66,122)
Trading assets and private equity investments	(485,673)	2,917,895
Trading liabilities	2,007,807	(1,731,133)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(183,884)	(1,251,323)
Securities borrowed, net of securities loaned	(1,604,469)	(221,295)
Other secured borrowings	7,992	(145,877)
Loans and receivables, net of allowance for doubtful accounts	217,397	(92,713)
Payables	278,325	236,029
Bonus accrual	16,356	(3,659)
Other, net	(309,376)	(32,622)

Net cash provided by (used in) operating activities	457,426	(77,028)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(214,336)	(209,468)
Proceeds from sales of office buildings, land, equipment and facilities	176,680	159,480
Payments for purchases of investments in equity securities	(4,799)	(354)
Proceeds from sales of investments in equity securities	6,945	6,977
Increase in loans receivable at banks, net	(10,972)	(49,192)
Decrease (increase) in non-trading debt securities, net	(103,187)	109,761
Other, net	46,474	(4,867)

Net cash provided by (used in) investing activities	(103,195)	12,337

Cash flows from financing activities:
Increase in long-term borrowings	2,140,351	2,974,115
Decrease in long-term borrowings	(1,594,148)	(3,167,956)
Increase (decrease) in short-term borrowings, net	(149,437)	34,041
Increase (decrease) in deposits received at banks, net	(23,605)	140,571
Proceeds from sales of common stock held in treasury	682	387
Payments for repurchases of common stock in treasury	(32,511)	(104,047)
Payments for cash dividends	(51,947)	(55,317)

Net cash provided by (used in) financing activities	289,385	(178,206)

Effect of exchange rate changes on cash and cash equivalents	41,089	68,513

Net increase (decrease) in cash and cash equivalents	684,705	(174,384)
Cash and cash equivalents at beginning of the year	805,087	1,489,792

Cash and cash equivalents at end of the year	1,489,792	1,315,408

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Changes in Accounting Policy (UNAUDITED)

Nomura adopted Accounting Standards Update No.2014-11“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” from January 1, 2015. All repurchase-to-maturity transactions are now accounted for as secured borrowing transactions and all repurchase financings are now accounted for as secured lending transactions. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

(8)	Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	511,916	476,505	(6.9)
Asset Management	80,480	92,354	14.8
Wholesale	765,097	789,867	3.2

Subtotal	1,357,493	1,358,726	0.1
Other	188,849	220,765	16.9

Net revenue	1,546,342	1,579,491	2.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	10,728	24,685	130.1

Net revenue	1,557,070	1,604,176	3.0

Non-interest expenses

Business segment information:
Retail	319,915	314,675	(1.6)
Asset Management	53,373	60,256	12.9
Wholesale	653,299	707,671	8.3

Subtotal	1,026,587	1,082,602	5.5
Other	168,869	174,815	3.5

Non-interest expenses	1,195,456	1,257,417	5.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,195,456	1,257,417	5.2

Income (loss) before income taxes

Business segment information:
Retail	192,001	161,830	(15.7)
Asset Management	27,107	32,098	18.4
Wholesale	111,798	82,196	(26.5)

Subtotal	330,906	276,124	(16.6)
Other*	19,980	45,950	130.0

Income (loss) before income taxes	350,886	322,074	(8.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	10,728	24,685	130.1

Income (loss) before income taxes	361,614	346,759	(4.1)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2014 (A)	March 31, 2015 (B)
Net gain (loss) related to economic hedging transactions	17,403	15,120	(13.1)
Realized gain (loss) on investments in equity securities held for operating purposes	4,428	4,725	6.7
Equity in earnings of affiliates	28,571	42,235	47.8
Corporate items	(38,772)	(20,119)	—
Other	8,350	3,989	(52.2)

Total	19,980	45,950	130.0

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2015	3,598,865,213

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2015	3,645,514,878

Changes in Tax Laws

On March 31, 2015, the “Act to partially revise the Income Tax Act and Others” (Act No. 9 of 2015) (“Act 9”) and “Act to partially revise the Local Tax Act and Others” (Act No. 2 of 2015) (“Act 2”) were promulgated. Under Act 2 and Act 9, effective from the fiscal year beginning on or after April 1, 2015, corporate tax rate has been reduced from 36% to 33% for the temporary differences expected to be reversed in the fiscal year beginning on April 1, 2015 and 32% for those expected to be reversed in the fiscal years beginning on or after April 1, 2016. Use of operating loss carryforwards for the tax purposes will be limited to 65% of the current year taxable income before deducting operating loss carryforwards for tax purpose after the fiscal years beginning on or after April 1, 2015 and 50% after the fiscal years beginning on or after April 1, 2017.

Due to these revisions, net deferred tax liabilities decreased by 4,674 million yen and income tax expenses decreased by the same amount.

Significant Subsequent Events

Not applicable.

(9)	Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Revenue:
Commissions	157,357	105,292	120,997	89,475	95,633	110,838	123,198	123,732	0.4
Fees from investment banking	25,394	22,984	15,769	27,154	19,822	20,620	28,820	25,821	(10.4)
Asset management and portfolio service fees	42,658	41,023	42,511	42,491	46,092	49,689	53,308	54,298	1.9
Net gain on trading	128,409	110,180	108,544	129,223	158,562	129,011	109,468	134,296	22.7
Gain (loss) on private equity investments	50	703	10,985	(346)	(287)	489	(172)	5,472	—
Interest and dividends	115,325	98,091	102,602	100,332	104,917	108,775	115,572	107,502	(7.0)
Gain (loss) on investments in equity securities	7,852	5,037	7,505	(5,238)	6,350	2,884	11,797	8,379	(29.0)
Other	28,225	45,069	38,508	67,683	31,065	28,514	65,618	50,505	(23.0)

Total revenue	505,270	428,379	447,421	450,774	462,154	450,820	507,609	510,005	0.5
Interest expense	73,949	71,989	68,000	60,836	91,316	76,987	82,613	75,496	(8.6)

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	424,996	434,509	2.2

Non-interest expenses:
Compensation and benefits	163,205	135,391	138,822	132,640	168,767	140,823	142,804	144,199	1.0
Commissions and floor brokerage	29,046	26,134	27,974	28,695	27,590	33,599	34,088	34,700	1.8
Information processing and communications	48,233	46,240	47,755	49,940	44,896	45,961	48,712	52,731	8.3
Occupancy and related depreciation	19,784	20,830	18,999	20,529	18,553	18,224	19,220	20,115	4.7
Business development expenses	7,859	9,473	11,029	10,124	7,927	9,071	9,027	9,205	2.0
Other	49,975	45,389	47,948	59,442	51,431	52,150	55,021	68,603	24.7

Total non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	329,553	6.7

Income before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	116,124	104,956	(9.6)
Income tax expense	46,956	34,549	37,769	25,891	30,397	20,894	46,843	22,646	(51.7)

Net income	66,263	38,384	49,125	62,677	21,277	53,111	69,281	82,310	18.8

Less: Net income (loss) attributable to noncontrolling interests	369	272	796	1,421	1,417	239	(758)	296	—

Net income attributable to NHI shareholders	65,894	38,112	48,329	61,256	19,860	52,872	70,039	82,014	17.1

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	17.78	10.29	13.02	16.48	5.40	14.53	19.22	22.65	17.8

Diluted-
Net income attributable to NHI shareholders per share	17.24	9.99	12.65	16.02	5.26	14.15	18.72	22.08	17.9

Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	166,342	119,730	127,975	97,869	106,865	117,938	128,788	122,914	(4.6)
Asset Management	20,174	18,626	21,215	20,465	23,338	21,691	23,439	23,886	1.9
Wholesale	194,609	183,348	188,666	198,474	188,886	190,570	178,943	231,468	29.4

Subtotal	381,125	321,704	337,856	316,808	319,089	330,199	331,170	378,268	14.2
Other	43,032	29,649	35,366	80,802	48,252	41,042	82,787	48,684	(41.2)

Net revenue	424,157	351,353	373,222	397,610	367,341	371,241	413,957	426,952	3.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	11,039	7,557	(31.5)

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	424,996	434,509	2.2

Non-interest expenses

Business segment information:
Retail	85,237	79,774	80,302	74,602	75,257	79,075	78,319	82,024	4.7
Asset Management	13,483	12,454	12,289	15,147	15,064	13,882	14,091	17,219	22.2
Wholesale	169,372	158,063	160,866	164,998	183,145	168,363	178,492	177,671	(0.5)

Subtotal	268,092	250,291	253,457	254,747	273,466	261,320	270,902	276,914	2.2
Other	50,010	33,166	39,070	46,623	45,698	38,508	37,970	52,639	38.6

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	329,553	6.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	329,553	6.7

Income (loss) before income taxes

Business segment information:
Retail	81,105	39,956	47,673	23,267	31,608	38,863	50,469	40,890	(19.0)
Asset Management	6,691	6,172	8,926	5,318	8,274	7,809	9,348	6,667	(28.7)
Wholesale	25,237	25,285	27,800	33,476	5,741	22,207	451	53,797	—

Subtotal	113,033	71,413	84,399	62,061	45,623	68,879	60,268	101,354	68.2
Other*	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	44,817	(3,955)	—

Income (loss) before income taxes	106,055	67,896	80,695	96,240	48,177	71,413	105,085	97,399	(7.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	11,039	7,557	(31.5)

Income (loss) before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	116,124	104,956	(9.6)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	7,373	(1,667)	5,150	6,547	6,919	2,169	6,375	(343)	—
Realized gain (loss) on investments in equity securities held for operating purposes	688	0	1,306	2,434	2,853	292	758	822	8.4
Equity in earnings of affiliates	5,343	8,884	8,171	6,173	3,499	7,963	18,213	12,560	(31.0)
Corporate items	(12,344)	(8,701)	(13,954)	(3,773)	(3,093)	(8,389)	(3,160)	(5,477)	—
Other	(8,038)	(2,033)	(4,377)	22,798	(7,624)	499	22,631	(11,517)	—

Total	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	44,817	(3,955)	—

5.	Unconsolidated Financial Statements [Japanese GAAP]

(1)	Unconsolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2014	March 31, 2015
Assets
Current Assets	3,296,666	3,776,082
Fixed Assets	2,893,448	2,865,640

Total Assets	6,190,114	6,641,723

Liabilities
Current Liabilities	1,133,679	1,159,166
Long-term Liabilities	3,138,160	3,387,449

Total Liabilities	4,271,838	4,546,615

Net Assets
Shareholders’ equity	1,819,381	1,971,421
Valuation and translation adjustments	54,949	79,014
Stock acquisition rights	43,946	44,673

Total Net Assets	1,918,276	2,095,108

Total Liabilities and Net Assets	6,190,114	6,641,723

(2)	Unconsolidated Statements of Income (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2014	March 31, 2015
Operating revenue	399,318	461,912
Operating expenses	214,169	227,074

Operating income	185,149	234,838

Non-operating income	4,113	4,394
Non-operating expenses	4,038	3,713

Ordinary income	185,224	235,519

Special profits	14,179	88,755
Special losses	84,739	5,979

Income before income taxes	114,664	318,295

Income taxes - current	(54,136)	(26,699)
Income taxes - deferred	60,942	50,178

Net income	107,858	294,816

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

6.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2015_4q.pdf